Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472



The following was distributed to employees of Hughes and its subsidiaries beginning June 19, 2002:


EMPLOYEE QUESTIONS & ANSWERS - JUNE 2002

This is the third update to employee questions and answers about the EchoStar Transition. HUGHES Corporate Communications will publish updates on the HUGHESNet Transition News website, http://hughesnet.hughes.com/transition/index.html. If you have a question, please send it to employee.communications@hughes.com or call (888) 832-5306 or
(310) 662-5208 or FAX to (310) 647-6213. Thanks for the questions sent in so far. We will continue to work on getting answers for you in the weeks ahead.

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NOTE: Many of you have specific questions regarding impacts to your own department, work group and job in the merger with EchoStar. We understand the importance of receiving answers to these questions, however, until the transition teams have completed their work and any recommendations are made for integrating organizations, specific answers on individual impacts are not possible. Specifics regarding particular work groups and individual employees are expected to be addressed sometime after the closing of the merger.
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GENERAL QUESTIONS:
------------------

1. What is the impact of the Federal Communications Commission (FCC) delaying its review of the merger until June?

      The FCC announced in April that it would delay its review of our pending merger with EchoStar so that it could seek additional public comment through June 4 on the plan of the merged entity to deliver local service to all 210 markets in the United States using a new spot beam satellite. We do not expect this delay in the review process to impact the overall timing of the merger. We feel that it's important that the FCC conduct a thorough review of our plan for the merged entity to provide local channel service in 210 markets. Approval of the additional satellite is an essential part of our plan and it is normal practice for this satellite request to go through a public comment period. Overall review of the merger remains on track.

2. How significant is the opposition of the National Association of Broadcasters (NAB)? Do they have a lot of influence over the approval process?

      While they are permitted as part of the public notice process of the Federal Communications Commission (FCC) to comment on and oppose the proposed transaction, no special interest group, such as the NAB, has direct influence over the regulatory process being conducted by the FCC and the Department of Justice (DOJ). The opposition voiced by the NAB seems to be at odds with the best interests of their membership. Coverage of local broadcast stations will ultimately be increased as a result of the merger, when the new company provides local broadcast coverage in every market. So, broadcasters represented by the NAB will benefit from expanded reach as a result of the merger.

                            [TRANSITION NEWS BANNER]


3. Are we concerned about the debt that EchoStar will bring to the new combined company?

      The combined company will assume substantial indebtedness of EchoStar upon completion of the merger, and will likely incur or assume additional indebtedness in connection with financing activities required to complete the merger. However, General Motors and HUGHES believe the merger with EchoStar is a sound business decision and that the operations of the combined company will be strong enough to support its debt.


STOCK OPTIONS
-------------

4. Can the new EchoStar company cancel my stock options that were existing prior to the merger?

      HUGHES (GMH) stock options will be cancelled and replaced at Close with new EchoStar stock options on a one-for-one basis. Under the current HUGHES Incentive Plan, stock options generally would be cancelled as of the date of the triggering event only for employees who:

      1) resign from the company or are terminated for cause at any time, or

      2) terminate employment with the company for any reason, including layoff, retirement or death, prior to holding their options for 12 months*, or

      3) violate the incentive plan provisions by engaging in activity that is harmful to the company (including by way of example, engaging in competitive activity, such as disclosing to or utilizing confidential or proprietary information with a competitor or soliciting employees to work for a competitor.)

      *In this case, only the options held less than 12 months would be cancelled.


RETIREMENT
----------

5.    Will the formulas to compute employee pension plan benefits stay the same?

      EchoStar has agreed with HUGHES to maintain the Non-Contributory Plan for 12 months following the Closing Date and the Contributory Plan for 5 years following the Closing Date. Although EchoStar is free to alter the formulas after this period of time, no accrued benefits under the plan earned up to the date of change may be reduced by such changes.

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NOTE: General retirement plan questions should be directed to SPECTRUM at
1-800-457-5700.
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NOTE: This is a general summary highlighting certain employee compensation and benefits issues. It is not intended as a Summary Plan Description or Plan Document.
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
In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.